Exhibit 99.1

rediff.com to apply to move to Nasdaq Capital Market

Mumbai, India, August 10, 2015 – rediff.com India Ltd today announced that it intends to apply to have it ADRs, presently listed on the Nasdaq Global Market, moved to the Nasdaq Capital Market.

Based on the March 31 2015 balance sheet, as reported in the Company’s 20F filing, Nasdaq has informed Rediff that it does not meet the minimum stockholders equity level for continued listing on the Nasdaq Global Market, and that rediff.com may consider moving its listing to the Nasdaq Capital Market. The continuing listing requirements of the Nasdaq Capital Market are, in the Company’s opinion more appropriate for companies at rediff.com's scale of operation.

Rediff, an India-based internet company which delivers digital content and commerce services, has, according to the ComScore Media Metrix June 2015 report, had a 20% reach of the PC-based internet market in India, with 16.2 million monthly active users, a 17% year-over-year growth.

In response to the letter from Nasdaq, the Company intends to submit an application to transfer its securities to the Nasdaq Capital Market and believes that it can meet the Capital Market's continued listing requirements.

“We believe that real scale will be within our reach when India's internet user base exponentially increases after the impending launch of 4G mobile-based internet access in India. Currently, we are laying the foundation for future growth by working round-the-clock to create mobile apps for Android, Apple iPhone and Windows phones. Meanwhile, our current scale of operations makes the Nasdaq Capital Market a more appropriate venue for our ADRs.”

About Rediff.com India Limited

Rediff India (NASDAQ: REDF) is an India-based internet company which delivers digital content and commerce services. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, Bangalore, Chennai, Hyderabad and New York. For additional information, please visit http://www.investor.rediff.com.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.